CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

October 19, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ChinaCast Education Corporation ("the Company") Form 10-K for Fiscal Year Ended December 31, 2008 Filed on March 16, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 File No. 1-33771

Dear Mr. Spirgel,

This letter sets forth the Company's response to the comment contained in the letter dated October 5, 2009 from the Staff of the Securities Exchange Commission (the "Staff") regarding the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K for 2008") and Form 10-Q for its fiscal quarter ended June 30, 2009. The comment is repeated below, followed by the response thereto. Unless otherwise stated, capitalized items used herein shall have the same meaning as those defined in the financial statements included in Form 10-K for 2008.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 18. Warrants and Unit Purchase Options, page F-39

1.
We note your response to prior comment 1. In your calculation of the incremental consideration given to the warrant holders, it appears that you have valued the warrants given up by the holders using the fair value while valuing the warrants received by the holders by intrinsic value. In this regard, it is unclear why you believe that each under-water warrants given up in the June 27, 2008 transaction, for example, was worth $0.66 while each newly issued warrant was worth $0.04. It appears to us that you should have valued the warrants at fair value both before and after the modification for purpose of calculating the impact on your earnings per share. Please revise or advise.

We respectfully draw the Staff's attention to the following extract from our agreement with the relevant warrant holders:

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

"Pursuant to Section 3.1 of the Warrant Agreement dated on or about March 17, 2004 (the “Warrant Agreement”), the Company hereby agrees to reduce the Warrant Price (as defined in the Warrant Agreement) for the Warrantholder from $5.00 per share to $4.25 per share. In connection with this reduction of the Warrant Price, the Warrantholder hereby elects to exercise all of the Warrants, and to purchase the shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) issuable upon the exercise of such Warrants (the “Warrant Shares”).  Further, pursuant to Section 3.3.1 of the Warrant Agreement, in connection with the exercise of the Warrants, upon exercise hereof, the Warrantholder shall execute the attached Subscription Form and submit it to the Warrant Agent and shall pay, in full to the Company, the Warrant Price, as hereby reduced, in cash, certified check or wire transfer, for each share of Common Stock as to which the Warrant is exercised. "

The relevant warrants were, pursuant to the terms of the agreement, exercised very shortly after the date of the agreement.

In order to determine the fair value of the relevant warrants after the modification, we initially considered whether it was appropriate to use the quoted market price of the warrants after the modification. We note that not all warrant holders were parties to the modification agreement. There were at the date of the modification 8,981,850 warrants outstanding of which 3,513,199 were held by Fir Tree, Sherleigh and Capela. Following the modification, the unmodified warrants (amounting to 5,468,651) continued to be traded but those warrants continued to have the unmodified terms and the quoted price would have reflected the unmodified terms. Therefore using the quoted price of the warrants before and after the transaction would not be relevant in determining the incremental value received by the warrant holders who were parties to the modification agreement.

We then considered other valuation approaches. We believe that the fair value of a warrant would ordinarily have two components; an intrinsic value component and a time value component (see, for example, paragraph B56 of FAS 123(R)). However, where the warrants are required to be exercised within a few days of the date of the modification, the warrant holder has given up the time value component and only the intrinsic value component remains. Consequently, we determined that it was appropriate to determine the fair value of the modified warrants based on the quoted market price of the Company's common shares less the amount that the holders of the modified warrants would have to pay to acquire those shares.

To bring this issue to resolution with the Staff, the Company would be glad to have a telephone conference with the Staff if the Staff still has further questions in the light of this response.

CHINACAST EDUCATION CORPORATION
Suite 3316, 33/F, One IFC, 1 Harbour View Street, Central
Hong Kong

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact me by telephone at (+86-10) 6566-7788, by fax at (+86-10) 8528-8366 or by email at tony.sena@chinacast.com.cn.

Sincerely,

/s/Antonio Sena
Antonio Sena
Chief Financial Officer and Secretary